                SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                           FORM 11-K

                         ANNUAL REPORT
                  Pursuant to Section 15(d) of
              The Securities Exchange Act of 1934

         For the years ended December 31, 1996 and 1995
                 Commission File Number 1-4166

                      FRONTIER CORPORATION
                           EMPLOYEES'
                    RETIREMENT SAVINGS PLAN
                      (Full name of plan)

                      FRONTIER CORPORATION
                 (Name of issuer of securities
                   held pursuant to the plan)

                    180 South Clinton Avenue
                Rochester, New York  14646-0700
            (Address of principal executive offices)

                      REQUIRED INFORMATION

In accordance with the applicable provisions of Article 6A of Regulation S-X, the following financial statements are filed as part of this Report.

 Report of Independent Accountants
 Statements of Net Assets Available for Benefits with
  Fund Information at December 31, 1996 and 1995
 Statement of Changes in Net Assets Available for Benefits
  with Fund Information for the year ended December 31, 1996
 Notes to Financial Statements
 Schedule of Assets Held for Investment
 Schedule of Reportable Transactions

The following exhibit is filed as part of this Report.

          Consent of Independent Accountants

FRONTIER CORPORATION
EMPLOYEES' RETIREMENT SAVINGS PLAN

Financial Statements
For the years ended
December 31, 1996 and 1995

Index to Financial Statements


Report of Independent Accountants                    Page 2


Statements of Net Assets Available for Benefits with
 Fund Information at December 31, 1996 and 1995      Pages 3 - 4


Statement of Changes in Net Assets Available for Benefits
 with Fund Information for the year ended December
 31, 1996                                            Page 5


Notes to Financial Statements                        Pages 6 - 10


Line 27a - Schedule of Assets Held for Investment
 Purposes                                            Schedule I


Line 27d - Schedule of Reportable Transactions       Schedule II

             Report of Independent Accountants


April 25, 1997

To the Participants and Administrator of the Frontier Corporation Employees' Retirement Savings Plan


In our opinion, the accompanying statements of net assets available for benefits, and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Frontier Corporation Employees' Retirement Savings Plan at December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974 ("ERISA"). Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICE WATERHOUSE LLP

Statement of Net Assets Available for Benefits with Fund Information

                                                     December 31, 1996

                         Fund A       Fund B     Fund C      Fund D      Fund E
Assets
 Investments, at fair value:
  Registered investment companies -
   Putnam Income Fund  $11,650,526
   Putnam Global Growth Fund       $15,560,199
   Putnam Voyager Fund                         $34,155,805
   Putnam S & P 500 Index Fund                                         $18,789,909
  Frontier Corporation Common Stock
  Participant loans

 Investments, at contract value:
  Stable Value Fund                                        $39,514,456

  Total investments     11,650,526  15,560,199  34,155,805  39,514,456  18,789,909


 Receivables:
  Participants' contributions
  Employer's contributions
  From other plan

        Total receivables

        Total assets   11,650,526  15,560,199  34,155,805   39,514,456  18,789,909


Net assets available
 for benefits         $11,650,526 $15,560,199 $34,155,805  $39,514,456 $18,789,909


Statement of Net Assets Available for Benefits with Fund Information

                                            December 31, 1996
                                                   Participant
                                           Fund F    Loans      Other      Total
Assets
 Investments, at fair value:
  Registered investment companies -
   Putnam Income Fund                                                     $11,650,526
   Putnam Global Growth Fund                                               15,560,199
   Putnam Voyager Fund                                                     34,155,805
   Putnam S & P 500 Index Fund                                             18,789,909
  Frontier Corporation Common Stock    $ 45,283,094                        45,283,094
  Participant loans                                $6,006,035               6,006,035

 Investments, at contract value:
  Stable Value Fund                                                        39,514,456

        Total investments               45,283,094  6,006,035             170,960,024


 Receivables:
  Participants' contributions                              $  1,178,593     1,178,593
  Employer's contributions                                      478,034       478,034
  From other plan                                             1,018,239     1,018,239

        Total receivables                                     2,674,866     2,674,866

        Total assets                    45,283,094  6,006,035 2,674,866   173,634,890


Net assets available for benefits      $45,283,094 $6,006,035 $2,674,866 $173,634,890


Statement of Net Assets Available for Benefits with Fund Information

                                                     December 31, 1995

                                   Fund A      Fund B     Fund C      Fund D     Fund E
Assets
 Investments, at fair value:
  Cash                                                              $  279,621
  Registered investment companies -
   Putnam Income Fund         $10,440,252
   Putnam Global Growth Fund             $  10,331,789
   Putnam Voyager Fund                                 $19,464,217
   Putnam S & P 500 Index Fund                                                 $  11,579,483
  Frontier Corporation Common Stock
  Other assets
  Participant loans

 Investments, at contract value:
  Principal Mutual Life Insurance Company                            4,924,240
  New York Life Insurance Company                                    6,073,385
  Prudential Insurance Company of America                            6,502,977
  John Hancock Mutual Life Insurance Company                         8,804,135
  Metropolitan Life Insurance Company                                4,093,332
  CNA Life Insurance Company                                         1,830,665
  Peoples Security Life Insurance Company                            4,753,057
  Allstate Life Insurance Company                                    2,487,474
        Total investments      10,440,252   10,331,789  19,464,217  39,748,886    11,579,483

 Receivables:
  Participants' contributions
  Employer's contributions

        Total receivables

        Total assets           10,440,252   10,331,789  19,464,217  39,748,886    11,579,483


Net assets available
 for benefits                 $10,440,252  $10,331,789 $19,464,217 $39,748,886   $11,579,483


Statement of Net Assets Available for Benefits with Fund Information

                                                     December 31, 1995
                                                              Participant
                                         Fund F      Fund G      Loans     Other       Total
Assets
 Investments, at fair value:
  Cash                                                                             $   279,621
  Registered investment companies -
   Putnam Income Fund                                                               10,440,252
   Putnam Global Growth Fund                                                        10,331,789
   Putnam Voyager Fund                                                              19,464,217
   Putnam S & P 500 Index Fund                                                      11,579,483
  Frontier Corporation Common Stock  $  47,097,500                                  47,097,500
  Other assets                                    $  52,102                             52,102
  Participant loans                                          $4,845,436              4,845,436

 Investments, at contract value:
  Principal Mutual Life Insurance Company                                            4,924,240
  New York Life Insurance Company                                                    6,073,385
  Prudential Insurance Company of America                                            6,502,977
  John Hancock Mutual Life Insurance Company                                         8,804,135
  Metropolitan Life Insurance Company                                                4,093,332
  CNA Life Insurance Company                                                         1,830,665
  Peoples Security Life Insurance Company                                            4,753,057
  Allstate Life Insurance Company                                                    2,487,474
        Total investments             47,097,500    52,102   4,845,436             143,559,665

 Receivables:
  Participants' contributions                                          $  801,656      801,656
  Employer's contributions                                                655,619      655,619

        Total receivables                                               1,457,275    1,457,275

        Total assets                  47,097,500   52,102    4,845,436  1,457,275  145,016,940


Net assets available for benefits    $47,097,500 $ 52,102   $4,845,436 $1,457,275 $145,016,940


Statement of Changes in Net Assets Available for Benefits with Fund Information

                                            Year ended December 31, 1996

                              Fund A      Fund B         Fund C          Fund D       Fund E
Additions
Additions to net assets attributed to:
 Investment income -
  Interest and dividends   $ 831,945   $1,092,330    $  2,161,527     $ 2,542,740
  Realized (loss) gain       (18,989)     233,047       1,039,485                     $  689,278
  Net (depreciation) appreciation in
   fair value of
    investments             (409,602)     735,487         404,348                      2,717,802
  Participant loan interest income
  Other income                                                             1,396
 Contributions -
  Participants'
   contributions           1,298,313    2,303,937       5,713,976       2,366,092      2,182,309
  Employer's contributions

      Total additions
       (deductions)        1,701,667    4,364,801       9,319,336       4,910,228      5,589,389
Deductions
Deductions from net assets attributed to:
 Benefits paid to
  participants             1,177,716    1,371,475       3,140,606       4,648,262      1,242,969
 Other expense                 1,265        2,243           4,928           3,533          2,051

      Total deductions     1,178,981    1,373,718       3,145,534       4,651,795      1,245,020


Net increase (decrease) prior
 to transfers
 from other plans
 and interfund transfers     522,686    2,991,083       6,173,802         258,433      4,344,369
Transfers from
 other plans               1,795,853       88,535       7,785,110       4,502,211      3,627,924
Interfund transfers       (1,108,265)   2,148,792         732,676      (4,995,074)      (761,867)

 Net increase (decrease)   1,210,274    5,228,410      14,691,588        (234,430)     7,210,426

Net assets available for benefits:
Beginning of year         10,440,252   10,331,789      19,464,217      39,748,886     11,579,483

 End of year             $11,650,526  $15,560,199    $34,155,805      $39,514,456    $18,789,909


Statement of Changes in Net Assets Available for
Benefits with Fund Information


                                            Year ended December 31, 1996
                                                     Participant
                               Fund F       Fund G      Loans       Other      Total
Additions
Additions to net assets attributed to:
 Investment income -
  Interest and dividends   $ 1,544,838                                         $ 8,173,380
  Realized (loss) gain       1,284,041                                           3,226,862
  Net (depreciation) appreciation in
   fair value of
    investments            (17,113,850)                                        (13,665,815)
  Participant loan
   interest income                                    $358,881                     358,881
  Other income                                                                       1,396
  Contributions -
  Participants'
   contributions            2,982,368                   93,057  $ 1,178,593     18,118,645
  Employer's contributions  6,353,539                               478,034      6,831,573

   Total additions
    (deductions)           (4,949,064)                 451,938    1,656,627     23,044,922


Deductions
Deductions from net assets attributed to:
 Benefits paid to
 participants               3,505,058                  293,911                  15,379,997
 Other expense                    764                                               14,784

      Total deductions      3,505,822                  293,911                  15,394,781


Net increase (decrease) prior to transfers
 from other plans and interfund
 transfers                 (8,454,886)                 158,027   1,656,627       7,650,141
Transfers from other plans  1,526,337                  623,600   1,018,239      20,967,809
Interfund transfers         5,114,143    $ (52,102)    378,972  (1,457,275)        - 0 -

      Net increase
       (decrease)          (1,814,406)     (52,102)  1,160,599   1,217,591      28,617,950

Net assets available for benefits:
 Beginning of year         47,097,500       52,102   4,845,436   1,457,275     145,016,940


 End of year              $45,283,094      $ - 0 -  $6,006,035  $2,674,866    $173,634,890

The accompanying notes are an integral part of these financial statements.


NOTE 1 - DESCRIPTION OF THE PLAN
--------------------------------
The Frontier Corporation Employees' Retirement Savings Plan (the "Plan") is a defined contribution plan established by the Board of Directors of Frontier Corporation (the "Company") effective March 1, 1994. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan provides participants the option of having their basic and supplemental contributions to the Plan made on a salary reduction basis and on a deferred tax basis.

During Plan year end December 31, 1996, the following plans merged into the Frontier Corporation Employees' Retirement Savings Plan: ETI Retirement Savings Plan, Confertech International Employee Savings 401(k) Plan, and the Allnet Communication Services, Inc. 401(k) Plan. Net assets of $19,949,570 were transferred from these plans during Plan year end December 31, 1996.

Effective December 31, 1996, the Link USA Corporation 401(k) Plan merged with the Plan. At December 31, 1996, $1,018,239 was owed to the Plan from the former trustee of the Link USA Corporation
401(k) Plan.

During Plan year end December 31, 1995, the following plans merged into the Frontier Corporation Employees' Retirement Savings Plan: CC&S Systems Inc. 401(k) Plan, Orion Telephone Profit Sharing Plan, RCI Long Distance New England, Inc. 401(k) Profit Sharing Plan, Illinois Group Office Workers' Retirement Plan, and the American Sharecom Savings Plan. Net assets of $11,522,740 were transferred from these plans during Plan year end December 31, 1995.

The principal provisions of the Plan are described below and are provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Participation
---------------
Certain non-bargaining employees are eligible to participate in the Plan upon the first of the month after 30 days of employment.

Administration
----------------
The Plan is administered by the Company's Employee Benefit
Committee whose members are appointed by the Company's Board of Directors. The Trustee of the Plan is Putnam Fiduciary Trust
Company.

Funding policy
---------------
Upon enrollment in the Plan, a participant may direct contributions into any of six investment options.

   Fund A   -    Putnam Income Fund - Funds are primarily
             invested in Corporate bonds and U.S. government and agency obligations.

   Fund B   -    Putnam Global Growth Fund - Funds are
             primarily invested in foreign and domestic common stocks.

   Fund C   -    Putnam Voyager Fund - Funds are invested in
             emerging growth companies and opportunity stocks.

   Fund D   -    Stable Value Fund - Funds are invested in an
             insurance company pooled separate account.

   Fund E   -    Putnam S & P 500 Index Fund - Funds are
             primarily invested in stocks that comprise the S &
             P 500 Index.

   Fund F   -    Frontier Corporation Common Stock - Funds are
             invested in common stock of Frontier Corporation.

   Fund G   -    Pending Fund - This Fund represents a
             "holding" fund created by Putnam Fiduciary Trust Company for funds that are in the process of being transferred from one fund option to another fund option but for which the transaction has not been completed.

The shares of stock in Fund F are qualified employer securities as defined by ERISA. Each individual's investment in these funds is recorded in his or her account on a per share basis. All other funds are tracked on a dollar value basis with each fund's activity allocated to participants on a pro rata basis.
Therefore the plan does not record activity on a unit value basis.

The Plan provides that each participant may voluntarily make contributions through a salary reduction agreement for whatever whole percentage a participant chooses, up to a maximum of 16%, subject to maximum contributions imposed by the Internal Revenue Code under Section 401(k).

Individual accounts which record the participants' contributions, the earnings on all contributions and the amount of the participant's interest in each fund are maintained for each participant. The participants' contributions during a month are allocated directly to their individual account when contributions are received by the Trustee. Participants have the option to invest their contributions in any of the funds and may change their allocation between funds at any time.

Employer matching contributions equal 100% of participant contributions, up to the first 3% of compensation. In addition, each payroll period, the Company contributes .5% of the payroll period compensation for each of its employees who is a participant in the Plan. All employer contributions will be invested initially in Fund F. All employer contributions invested in this Fund must remain for five years, while an active participant, after which time the participant may elect to transfer the amounts to any of the other funds or retain the amounts in this Fund. If the participant terminates service with the Company, he or she may elect to transfer the amounts in Fund F to any other funds or retain the amounts in this Fund.

Each Plan year, the Company, at its discretion, may contribute additional amounts to participants.

Vesting
-------------
Participants are immediately 100% vested in their voluntary contributions and actual earnings thereon. Effective January 1, 1996, the Plan changed its vesting period for Company contributions from six months of credited service to immediate. Prior to this change, forfeited nonvested accounts were used to reduce future employer contributions.

Payment of benefits
-------------------
Upon termination of service and attaining normal retirement age
(65), a participant may elect to receive either a lump-sum amount equal to the value of his or her vested account balance, or a participant may elect to receive installments over a period not to exceed 20 years.

If upon termination of service, a participant does not attain normal retirement age, he or she may elect to receive a lump-sum amount, a direct rollover to a qualified plan under Section 401 of the Internal Revenue Code, or a direct rollover to a qualified Individual Retirement Account equal to the value of his or her vested account balance.

Individual participant loans
-----------------------------
Participant loans cannot exceed the lesser of 50% of the vested amounts in the participant's account or $50,000. A participant may only have two loans outstanding, and they are treated as directed investments by the borrower with respect to his or her account. Interest is charged on outstanding borrowings at the prime rate which was 8.25% at December 31, 1996. Interest paid on the loan is credited to the borrower's account and the participant does not share in the income of the Plan's assets with respect to the amounts outstanding. Loans have a term of no more than five years except that a loan may be granted for a period not to exceed 25 years if the proceeds are used to purchase the participant's principal residence. During the Plan year ended December 31, 1996, $2,638,194 in loans were disbursed and principal repayments of $2,168,429 were made.

Plan termination
----------------
Although it has not expressed any intent to do so, the Company reserves the right under the Plan to discontinue its contributions and/or to terminate the Plan at any time. Upon termination, all amounts funded shall become nonforfeitable and shall be provided for and paid from the Plan's trust in accordance with the order priority set forth in Section 4044 of ERISA.

The Plan is not a defined benefit plan and, accordingly, Plan benefits are not guaranteed by the Pension Benefit Guaranty
Corporation.

The Plan's holdings of Frontier Corporation common stock and four
Putnam Investment, Inc. registered investment company funds are party-in-interest investments.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------
The financial statements have been prepared on the accrual basis of accounting.

Use of estimates
----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at year end and the reported investment income and expenses during the Plan year.

Contributions and benefits paid
-------------------------------
Contributions are recorded by the Plan when withheld from employees and accrued by the Company. Benefits to participants are recorded by the Plan when a request for disbursement is received from the employee.

Participants may receive distributions in cash or in common stock of Frontier Corporation for amounts invested in Fund F.
Purchases and sales of securities are recorded on the trade date.

Administrative expenses
------------------------
Significant expenses associated with the Plan are paid by the Company.

Valuation of investment assets
------------------------------
The Plan's interest in registered investment companies and employer securities is stated at fair value, measured by the quoted market price. Adjustments for unrealized appreciation or depreciation of such values are included in the operating results of the Plan. Funds invested in the Stable Value Fund are stated at contract value, measured as cost plus earned interest income. Contract value approximates fair market value at December 31, 1996 and 1995.

NOTE 3 - PARTICIPANT ACCOUNTS
------------------------------
As of December 31, 1996 and 1995, the Plan held 2,001,454 and 1,569,917 shares of Frontier Corporation common stock at a fair market value of $45,283,094 and $47,097,500, respectively. Of these shares, 236,758 were contributed by the Company during the Plan year ended December 31, 1996, as the Company's matching contribution. During the Plan year ended December 31, 1996, 35,666 shares of Frontier Corporation common stock were distributed to participants.

NOTE 4 - FEDERAL INCOME TAX STATUS
----------------------------------
The Plan Administrator has received a favorable determination letter from the Internal Revenue Service covering the Plan as amended through February 2, 1995 stating that the Plan, as designed, is a qualified plan in accordance with Section 401(a) of the Internal Revenue Code, and its corresponding trust is exempt from taxation under Section 501(a) of the Code. The Plan Administrator believes the Plan is being operated as designed and, therefore, maintains its tax-qualified status.

Line 27a - Schedule of Assets Held for Investment Purposes

Schedule 1
                                                             Current
                                        Number               value at
                                          of               December 31,
Description/Issuer                      shares     Cost        1996

Interests in Registered Investment Companies:
 *  Putnam Income Fund               1,661,990 $11,382,328  $11,650,526
 *  Putnam Global Growth Fund        1,438,097  14,400,731   15,560,199
 *  Putnam Voyager Fund              2,118,847  30,035,976   34,155,805
 *  Putnam S & P 500 Index Fund      1,104,640  13,471,202   18,789,909

     Total interests in registered
      investment companies                      69,290,237   80,156,439


Common Stock:
 *  Frontier Corporation             2,001,454  48,833,201   45,283,094


Participant Loans:
 Participant loan accounts
  (average rate 8.5%)                            6,006,035    6,006,035


Insurance Company Pooled Separate Account:
 Stable Value Fund                              39,514,456   39,514,456


Total investments                             $163,643,929 $170,960,024



*  Denotes party-in-interest

Line 27d - Schedule of Assets Held for Investment Purposes

Schedule 2

                                                  Number
Identity of                   Description           of       Purchase   Selling
party involved                 of asset        transactions   price      price
Series of Transactions:

Putnam Global Growth Fund Registered Investments   280      $7,416,023       N/A

Putnam Voyager Fund       Registered Investments   377      14,479,656       N/A

Putnam Voyager Fund       Registered Investments   415          N/A       $ 9,016,999

Stable Value Fund         Insurance Company Pooled
                          Separate Account         472       9,230,410       N/A

Stable Value Fund         Insurance Company Pooled
                          Separate Account         449          N/A        13,966,909

Frontier Corporation      Common Stock             352      20,231,123       N/A

Frontier Corporation      Common Stock             331           N/A        7,742,254


Line 27d - Schedule of Assets Held for Investment Purposes

Schedule 2


                                                        Expense               Current value
                                                        incurred             of asset on
Identity of                                    Lease      with    Cost of    transaction    Net
party involved                                 rental transaction  asset        date        gain
Series of Transactions:

Putnam Global Growth
Fund                Registered Investments       N/A     N/A     $ 7,416,023  $ 7,416,023

Putnam Voyager Fund Registered Investments       N/A     N/A      14,479,656   14,479,656

Putnam Voyager Fund Registered Investments       N/A     N/A       7,977,514    9,016,999   $1,039,485

Stable Value Fund   Insurance Company Pooled
                    Separate Account             N/A     N/A       9,230,410    9,230,410

Stable Value Fund  Insurance Company Pooled
                   Separate Account              N/A     N/A      13,966,909   13,966,909

Frontier
Corporation        Common Stock                  N/A     N/A      20,231,123   20,231,123

Frontier
Corporation        Common Stock                  N/A     N/A       6,458,213    7,742,254    1,284,041


                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                Frontier Corporation
                                Employees' Retirement Savings Plan

Date:  June 26, 1997            /s/Richard A. Smith
                                -----------------------------
                                Richard A. Smith Controller